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October 18, 2016

VIA EDGAR AND ELECTRONIC MAIL

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Depomed, Inc. Preliminary Proxy Statement filed on Schedule 14A by Starboard Value LP, et al. on September 21, 2016, as amended on October 5, 2016 File No. 001-13111

Dear Mr. Duchovny:

Pursuant to the Settlement Agreement by and among Depomed, Inc. (the “Company”) and Starboard Value LP and its affiliates (collectively, “Starboard”), dated October 17, 2016 (the “Settlement Agreement”), we are hereby notifying the Staff of the Securities and Exchange Commission that Starboard has withdrawn its request to call a special meeting of shareholders of the Company scheduled to be held on November 15, 2016 (the “Special Meeting”) and has therefore terminated its commencement of a proxy solicitation in connection therewith. Accordingly, Starboard will neither solicit proxies nor file a Definitive Proxy Statement in connection with the Special Meeting. A copy of the Settlement Agreement will be filed by Starboard as an exhibit to its Schedule 13D amendment.

Please do not hesitate to contact me should you have any questions.

Sincerely,

/s/ Meagan M. Reda

Meagan M. Reda

cc:	Jeffrey C. Smith, Starboard Value LP Andrew Freedman, Olshan Frome Wolosky LLP

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